UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Rocket Fuel Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

773111109
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 773111109	13G

1.		Names of Reporting Persons MDV IX, L.P
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b) X (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 10,952,731 Shares of Common Stock (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 10,952,731 Shares of Common Stock (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 10,952,731 Shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 33.4% (3)
12.		Type of Reporting Person (see instructions) PN

(1)
This Schedule 13G is filed by MDV IX, L.P. (“MDV”), Ninth MDV Partners, L.L.C. (“Ninth”), William Ericson, and Jonathan Feiber (collectively, the “Fund Entities”).  The Fund Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
Shares directly held by MDV.  William Ericson and Jonathan Feiber are managing members of Ninth, the general partner of MDV.  Each of William Ericson, Jonathan Feiber, and Ninth may be deemed to share voting and dispositive power over the shares held by MDV.

(3)
This percentage is calculated based on 32,821,242 shares of the Issuer’s stock outstanding (as of 10/31/13), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on 11/13/13.

CUSIP No. 773111109	13G

1.		Names of Reporting Persons Ninth MDV Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b) X (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 10,952,731 Shares of Common Stock (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 10,952,731 Shares of Common Stock (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 10,952,731 Shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 33.4% (3)
12.		Type of Reporting Person (see instructions) OO

(1)
This Schedule 13G is filed by MDV IX, L.P. (“MDV”), Ninth MDV Partners, L.L.C. (“Ninth”), William Ericson, and Jonathan Feiber (collectively, the “Fund Entities”).  The Fund Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
Shares directly held by MDV.  William Ericson and Jonathan Feiber are managing members of Ninth, the general partner of MDV.  Each of William Ericson, Jonathan Feiber, and Ninth may be deemed to share voting and dispositive power over the shares held by MDV.

(3)
This percentage is calculated based on 32,821,242 shares of the Issuer’s stock outstanding (as of 10/31/13), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on 11/13/13.

CUSIP No. 773111109	13G

1.		Names of Reporting Persons William Ericson
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b) X (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 10,952,731 Shares of Common Stock (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 10,952,731 Shares of Common Stock (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 10,952,731 Shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 33.4% (3)
12.		Type of Reporting Person (see instructions) IN

(1)
This Schedule 13G is filed by MDV IX, L.P. (“MDV”), Ninth MDV Partners, L.L.C. (“Ninth”), William Ericson, and Jonathan Feiber (collectively, the “Fund Entities”).  The Fund Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
Shares directly held by MDV.  William Ericson and Jonathan Feiber are managing members of Ninth, the general partner of MDV.  Each of William Ericson, Jonathan Feiber, and Ninth may be deemed to share voting and dispositive power over the shares held by MDV.

(3)
This percentage is calculated based on 32,821,242 shares of the Issuer’s stock outstanding (as of 10/31/13), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on 11/13/13.

CUSIP No. 773111109	13G

1.		Names of Reporting Persons Jonathan Feiber
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b) X (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 10,952,731 Shares of Common Stock (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 10,952,731 Shares of Common Stock (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 10,952,731 Shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 33.4% (3)
12.		Type of Reporting Person (see instructions) IN

(1)
This Schedule 13G is filed by MDV IX, L.P. (“MDV”), Ninth MDV Partners, L.L.C. (“Ninth”), William Ericson, and Jonathan Feiber (collectively, the “Fund Entities”).  The Fund Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
Shares directly held by MDV.  William Ericson and Jonathan Feiber are managing members of Ninth, the general partner of MDV.  Each of William Ericson, Jonathan Feiber, and Ninth may be deemed to share voting and dispositive power over the shares held by MDV.

(3)
This percentage is calculated based on 32,821,242 shares of the Issuer’s stock outstanding (as of 10/31/13), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on 11/13/13.

Introductory Note:  This Statement on Schedule 13G is filed on behalf of 1) MDV IX, L.P. (“MDV”), a limited partnership organized under the laws of the State of Delaware; 2) Ninth MDV Partners, L.L.C. (“Ninth”), a limited liability company organized under the laws of the State of Delaware and the General Partner of MDV; 3) William Ericson, a managing member of Ninth; and 4) Jonathan Feiber, a managing member of Ninth; in respect of shares of Common Stock of Rocket Fuel Inc.

Item 1(a).	Name of Issuer: Rocket Fuel Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 350 Marine Parkway, Marina Park Center, Redwood City, CA 94065
Item 2(a).	Name of Person Filing: MDV IX, L.P. Ninth MDV Partners, L.L.C. William Ericson Jonathan Feiber
Item 2(b).	Address of Principal Business Office or, if none, Residence: 3000 Sand Hill Road, Bldg. 3, Suite 290, Menlo Park, CA 94025
Item 2(c).	Citizenship: All entities were organized in Delaware. The individuals are all United States citizens.
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 773111109
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4.	Ownership

Fund Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)

MDV IX, L.P.	10,952,731	0	10,952,731	0	10,952,731	10,952,731	33.4%

Ninth MDV Partners, L.L.C. (1)	0	0	10,952,731	0	10,952,731	10,952,731	33.4%

William Ericson (1)	0	0	10,952,731	0	10,952,731	10,952,731	33.4%

Jonathan Feiber (1)	0	0	10,952,731	0	10,952,731	10,952,731	33.4%

(1)
Ninth MDV Partners, L.L.C. serves as the general partner of MDV IX, L.P. and owns no securities of the Issuer directly.  William Ericson and Jonathan Feiber serve as managing members of Ninth MDV Partners, L.L.C.  William Ericson directly owns no shares of the Issuer’s common stock. Jonathan Feiber directly owns no shares of the Issuer’s common stock.

(2)
This percentage is calculated based on 32,821,242 shares of the Issuer’s stock outstanding (as of 10/31/13), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on 11/13/13.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2014

MDV IX, L.P.		NINTH MDV PARTNERS, L.L.C.

By:	Ninth MDV Partners, L.L.C.,	By:	/s/ Jonathan Feiber
	its General Partner		Name: Jonathan Feiber
Title: Managing Member
By:	/s/ Jonathan Feiber
Name: Jonathan Feiber
Title: Managing Member

	/s/ Jonathan Feiber		/s/ William Ericson
	Jonathan Feiber		William Ericson

EXHIBITS

A:	Joint Filing Agreement